Form 13F

FORM 13F COVER PAGE

Report for the Calendar Year or Quarter Ended: 06/30/12

Check here if Amendment [ ];   Amendment Number: ___
This Amendment (Check only one.):   [ ] is a restatement
                                    [ ] adds new holdings entries

Institutional Investment Manager Filing this Report:

WESTCLIFF CAPITAL MANAGEMENT, LLC
200 Seventh Avenue, Suite 105
Santa Cruz, CA 95062

Form 13F File Number: 028-07054

The institutional investment manager filing this report and the person by whom
it is signed hereby represent that the person signing the report is authorized
to submit it, that all information contained herein is true, correct and
complete, and that it is understood that all required items, statements,
schedules, lists, and tables, are considered integral parts of this form.

Person Signing this Report on Behalf of Reporting Manager:

RICHARD S. SPENCER III
Managing Member of Westcliff Capital Management, LLC
831-477-4412

Signature, Place, and Date of Signing:

/s/ Richard S. Spencer III

Richard S. Spencer
Santa Cruz, CA
08/09/2012

Report Type (Check only one.):

[X] 13F HOLDINGS REPORT. (Check here if all holdings of this reporting manager
     are reported in this report.)

[ ] 13F NOTICE. (Check here if no holdings reported are in this report, and all
     holdings are reported by other reporting manager(s).)

[ ] 13F COMBINATION REPORT (Check here if a portion of the holdings for this
     reporting manager are reported in this report and a portion are reported by
     other reporting manager(s).)

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FORM 13F SUMMARY PAGE

Report Summary:

Number of Other Included Managers:	0
Form 13F Information Table Entry Total:	52
Form 13F Information Table Value Total (x$1000):	$57,599

List of Other Included Managers: NONE

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Westcliff Capital Management, LLC
FORM 13F INFORMATION TABLE
AS OF 06/30/2012

<CAPTION>

NAME OF ISSUER	TITLE OF CLASS	CUSIP	VALUE (X$1000)	SHARES/ PRN AMT	SH/ PRN	PUT/ CALL	INVSTMT DSCRETN	OTHER MANAGERS	VOTING AUTHORITY		
									SOLE	SHARED	NONE
-------------------	----------	------	----------	--------	---	----	-------	--------	--------	------	----
<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>
accuray inc	COM	004397105	1772	251020	SH		Sole		251020		
aegean marine petroleum netwrk	COM	Y0017S102	1034	149630	SH		Sole		149630		
agic convertible & inc fd	COM	001190107	1238	130266	SH		Sole		130266		
accuray inc	COM	004397105	627	91950	SH		Sole		91950		
aegean marine petroleum netwrk	COM	Y0017S102	697	130330	SH		Sole		130330		
agic convertible & inc fd	COM	001190107	1217	136229	SH		Sole		136229		
agic convertible & inc fd2	COM	001191105	1368	166378	SH		Sole		166378		
agnico-eagle mines ltd	COM	008474108	1627	40221	SH		Sole		40221		
american cap mtg invt corp	COM	02504A104	1158	48577	SH		Sole		48577		
annaly capital managment inc	COM	035710409	1714	102140	SH		Sole		102140		
apollo residential mtg inc	COM	03763V102	1531	79418	SH		Sole		79418		
armour residential reit inc	COM	042315101	3262	458789	SH		Sole		458789		
badger meter inc	COM	056525108	674	17950	SH		Sole		17950		
barrick gold corp	COM	067901108	2471	65764	SH		Sole		65764		
builders firstsource inc	COM	12008R107	1051	221658	SH		Sole		221658		
capstead mtg corp	COM	14067E506	978	70292	SH		Sole		70292		
cirrus logic inc	COM	172755100	870	29158	SH		Sole		29158		
cray inc	COM	002252233	677	56050	SH		Sole		56050		
cryoport inc warrants 2/14/16	COM	229050117	0	1642857	SH		Sole		1642857		
cryoport, inc - restricted	COM	229050208	648	1619384	SH		Sole		1619384		
cynosure inc cl a	COM	232577205	1074	50760	SH		Sole		50760		
cypress sharpridge invts inc	COM	12673A108	499	36250	SH		Sole		36250		
diebold inc	COM	253651103	863	23370	SH		Sole		23370		
exco resources inc	COM	269279402	825	108640	SH		Sole		108640		

goldcorp inc	COM	380956409	1550	41247	SH	Sole	41247
gse systems inc							
wts - rstd	COM	36227K106	0	76527	SH	Sole	76527
hercules offshore inc	COM	427093109	1743	492420	SH	Sole	492420
hornbeck offshore							
svcs inc new	COM	440543106	1356	34960	SH	Sole	34960
hutchinson tech	COM	448407106	1175	804700	SH	Sole	804700
infinera corporation	COM	45667G103	813	118880	SH	Sole	118880
integrated silicon							
solution	COM	45812P107	544	53881	SH	Sole	53881
invesco mortgage							
capital inc	COM	46131B100	1932	105320	SH	Sole	105320
kinross gold corp	COM	496902404	1538	188670	SH	Sole	188670
magnachip semiconductor							
corp a	COM	55933J203	901	94560	SH	Sole	94560
marinemax inc	COM	567908108	1002	105343	SH	Sole	105343
mattersight corp	COM	577097108	1463	183330	SH	Sole	183330
micron technology inc	COM	595112103	450	71360	SH	Sole	71360
mindspeed							
technologies inc	COM	602682205	99	40166	SH	Sole	40166
multimedia games							
holding co	COM	625453105	1270	90700	SH	Sole	90700
newmont mining corp	COM	651639106	1539	31723	SH	Sole	31723
pmfg inc	COM	69345P103	818	104780	SH	Sole	104780
procera networks inc	COM	74269U203	1231	50655	SH	Sole	50655
quanta services inc	COM	74762E102	1357	56370	SH	Sole	56370
radisys corp	COM	750459109	640	101890	SH	Sole	101890
republic awys hldgs inc	COM	760276105	600	108053	SH	Sole	108053
resource cap corp	COM	76120W302	1259	236177	SH	Sole	236177
silicon motion							
technol-adr	COM	82706C108	1413	100140	SH	Sole	100140
stamps.com inc	COM	852857200	1211	49080	SH	Sole	49080
supertex inc	COM	868532102	461	24450	SH	Sole	24450
support.com inc	COM	86858W101	2517	789048	SH	Sole	789048
treasur island rty							
tr unit	COM	894626209	634	592269	SH	Sole	592269
triumph group inc new	COM	896818101	281	4990	SH	Sole	4990
two harbors							
investment corp	COM	90187B101	1357	131008	SH	Sole	131008
ultratech inc	COM	904034105	1189	37809	SH	Sole	37809
wabash natl corp	COM	929566107	1426	215450	SH	Sole	215450

REPORT SUMMARY   52   DATA RECORDS   57599 -   OTHER MANAGERS ON WHOSE BEHALF REPORT IS FILED

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